Exhibit 99.66

ImmunoPrecise Closes Oversubscribed Debenture Financing

VICTORIA, May 15, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF) is pleased to announce that it has closed its previously announced non-brokered private placement financing by issuing a total of CAD$2,592,000 10% convertible debentures.

The debentures are unsecured, bear interest at a rate of ten percent (10%) per year, payable annually, and are due May 15, 2022 (which may be repaid early at the option of the Company). The principal amount of the debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of CAD $0.85 per share.

The Company may force convert the principal amount of the debentures at CAD$0.85 per share if the average closing price is equal to or greater than CAD$1.50 for 20 trading days. In order to exercise this right, the Company must issue a news release announcing its intention to exercise this right within 10 business days after the end of the particular 20-day period.

Jennifer Bath, CEO of the Company, subscribed for $175,000 of debentures and Paul Andreola, a director of the Company, subscribed, directly and indirectly, for a total of $229,000 debentures. Participation by these insiders in the private placement is considered a related party transaction pursuant to Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions. The Company is exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the insider’s participation in the private placement in reliance of sections 5.5(a) and 5.7(a) of MI 61-101.

The securities are subject to restrictions on resale expiring on September 16, 2020. The Company paid finders cash commissions totalling $43,000.

Proceeds of the offering will be used to expand operations and sales in the United States, Canada and Europe and working capital purposes.

Resignation of Chief Technical Officer

Chip Wilson has announced he is resigning as Chief Technical Officer effective immediately. The Board of Directors would like to thank Mr. Wilson for all of his efforts.

On behalf of the Company.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com. There is no assurance that ImmunoPrecise will be successful in the development of a vaccine and/or therapeutic against the new coronavirus.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 18:06e 15-MAY-20